News Release

For immediate release

Gildan Activewear Announces Record Results for Second Quarter in Excess of Guidance and Updates Guidance for Full Fiscal Year
– Second Quarter Adjusted EPS of U.S. $0.59, Above Prior Guidance Range for Quarter –
– Third Quarter Adjusted EPS Projected at U.S. $0.92-$0.95, Up 39%-44% from Q3 2012 –
– Fiscal 2013 Full Year Guidance Range Narrowed to U.S. $2.65-$2.70 –

Montréal, Thursday, May 2, 2013 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record results for the second quarter of a fiscal year, which were in excess of the guidance range which it had previously provided, in spite of challenging market conditions and the impact of unseasonal weather conditions in both operating segments. The Company also updated its earnings guidance for fiscal 2013 which it had initiated on November 29, 2012 and reconfirmed on February 6, 2013, and provided guidance for sales and earnings for the third quarter of fiscal 2013.

Second Quarter Results

Net earnings were U.S. $72.3 million or U.S. $0.59 per share on a diluted basis for the second fiscal quarter ended March 31, 2013, compared with net earnings of U.S. $26.9 million or U.S. $0.22 per share in the second quarter of fiscal 2012. Results for the second quarter of fiscal 2013 include restructuring and acquisition-related costs amounting to U.S. $0.4 million after tax. Before the restructuring and acquisition-related costs, adjusted net earnings for the second quarter of fiscal 2013 were U.S. $72.7 million or U.S. $0.59 per share, compared to adjusted net earnings of U.S. $27.8 million or U.S. $0.23 per share in the second quarter of last year.

The Company had previously projected adjusted net earnings of U.S. $0.54-$0.57 per share for the second quarter, when it reported its first quarter results on February 6, 2013. Results were more favourable than projected due to lower than forecast promotional discounting in Printwear, partially offset by lower than forecast unit sales volumes, which the Company believes was largely due to cooler seasonal weather conditions in the second quarter, and a charge of U.S. $0.02 per share to provide for the cost of discontinuing certain Anvil® product-lines in order to re-focus the brand on contemporary ring-spun products, which had not been reflected in the Company’s earnings guidance.

The growth in the Company’s net earnings compared to the second quarter of last year was due to the benefit of significantly lower cotton costs together with higher unit sales volumes in both operating segments, and more favourable product-mix for Branded Apparel, partially offset by lower selling prices for Printwear, including the U.S. $0.04 per share impact of a distributor inventory devaluation discount in the quarter, higher manufacturing costs, the charge for the discontinuation of Anvil® product-lines, higher selling, general and administrative expenses and higher income taxes.

Net sales in the second quarter amounted to U.S. $523.0 million, up 8.4% from U.S. $482.6 million in the second quarter of fiscal 2012. The Company had projected sales for the second quarter of approximately U.S. $520 million. Sales for the Printwear segment amounted to U.S. $368.0 million, up 2.0% from U.S. $360.9 million in the second quarter of fiscal 2012, and sales for the Branded Apparel segment were U.S. $155.0 million, up 27.4% from U.S. $121.7 million in the second quarter of last year.

The slight increase in sales in the Printwear segment was due to approximately 4% unit sales volume growth in the U.S., primarily due to the acquisition of Anvil, and close to 20% unit sales volume growth in international markets. The higher unit sales volumes compared to last year were achieved in spite of lower seasonal re-stocking by U.S. wholesale distributors than in the second quarter of fiscal 2012, when distributors replenished inventories after abnormally high destocking in the first quarter of last year, and lower seasonal demand for T-shirts by screenprinters due to the weather conditions in the second quarter. The increase in sales volumes was largely offset by the impact of lower selling prices, including the distributor inventory devaluation discount.

The 27.4% growth in sales for the Branded Apparel segment was due to the impact of the acquisition of Anvil and increased sales of Gildan® branded activewear to retail customers, partially offset by slightly lower sales of socks compared to the second quarter of last year. Consumer spending in the U.S. mass-retail market in the second quarter was negatively impacted by colder weather conditions, the later timing of income tax refunds and an increase in payroll taxes.

Consolidated gross margins in the second quarter were 28.9% compared to 17.8% last year. The significant recovery in gross margins was due to the impact of lower-cost cotton and more favourable product-mix for Branded Apparel, partially offset by the impact of the reduction in net selling prices for Printwear, the distributor inventory devaluation discount, higher manufacturing costs, and the impact of the charge for discontinuation of certain Anvil® product-lines. The increase in manufacturing costs was due to short-term issues impacting the cost of goods produced in the first quarter, which were consumed in cost of sales in the second quarter, inflationary cost increases, and the earlier timing of the Easter holiday shutdown, which more than offset the positive impact of manufacturing efficiencies due to the continuing ramp-up of Rio Nance V.

Selling, general and administrative expenses in the second quarter were U.S. $73.6 million, or 14.1% of net sales, compared with U.S. $53.9 million, or 11.2% of net sales, in the second quarter of last year. The increase in SG&A expenses was primarily due to increased marketing and advertising expenses, increased variable performance-driven compensation expenses and the impact of Anvil.

In the second quarter, the Printwear segment reported operating income of U.S. $87.3 million, compared to U.S. $50.1 million in the second quarter of fiscal 2012. The more favourable results for the Printwear segment were primarily due to the impact of lower cotton costs, together with higher unit sales volumes and more favourable product-mix, partially offset by lower net selling prices, higher manufacturing costs and higher SG&A expenses. The Branded Apparel segment reported quarterly operating income of U.S. $13.4 million, compared with U.S. $1.1 million in the second quarter of fiscal 2012. The improved results for Branded Apparel were due to lower cotton costs, the acquisition of Anvil and a higher-valued branded product-mix, partially offset by manufacturing inefficiencies and higher SG&A expenses.

During the second quarter, utilization of the Company’s revolving bank credit facility increased by U.S. $37.0 million due to the cash requirements to finance the seasonal increase in accounts receivable and capital expenditures of U.S. $44.7 million. The Company ended the second quarter of the fiscal year with bank indebtedness of U.S. $214.0 million and cash and cash equivalents of U.S. $72.7 million.

Year-To-Date Sales and Earnings

Net sales revenues for the first six months of fiscal 2013 amounted to U.S. $943.8 million, up 20.0% from U.S. $786.4 million in fiscal 2012. The increase in net sales versus fiscal 2012 was due to the acquisition of Anvil, higher Printwear unit sales volumes, and growth in sales of Gildan® branded activewear to retail customers. These factors were partially offset by lower net selling prices for Printwear and lower sales of socks. Sales in the first half of fiscal of 2013 were also impacted by the inventory devaluation discount in the second quarter. Sales in fiscal 2012 were impacted by a U.S. $19 million distributor inventory devaluation discount, in the first quarter of the fiscal year.

Net earnings in the first half of fiscal 2013 were U.S. $107.6 million or U.S. $0.88 per share on a diluted basis, compared to net loss of U.S. $19.2 million or U.S. $0.16 per share in the first six months of fiscal 2012. Adjusted net earnings before restructuring and acquisition-related costs amounted to U.S. $111.8 million or U.S. $0.91 per share, compared to adjusted net loss of U.S. $18.0 million or U.S. $0.15 per share in fiscal 2012. The increase in adjusted EPS in fiscal 2013 compared to last year reflected improved results in both Printwear and Branded Apparel, due to lower cotton costs, higher unit sales volumes, and more favourable product-mix, partially offset by lower Printwear net selling prices, increased selling, general and administrative expenses, and higher income taxes.

Outlook

Net sales revenues for fiscal 2013 are now projected to be slightly in excess of U.S. $2.15 billion. Net sales for Printwear are projected to be approximately U.S. $1.45 billion, and net sales for Branded Apparel are projected to be slightly in excess of U.S. $0.7 billion. The Company now expects full year adjusted EPS of U.S. $2.65-$2.70, which is at the upper end of its previous guidance range of EPS of U.S. $2.60-$2.70 for the full fiscal year, as the more favourable than projected second quarter results and projected increased supply chain and manufacturing efficiencies in the balance of the year are assumed to offset the negative impact of higher than previously projected cotton costs in the fourth quarter. Other material assumptions are essentially unchanged from the Company’s previous guidance. The Company is assuming in its guidance that there is no major change in market and economic conditions.

The Company is projecting adjusted net earnings per share for the third fiscal quarter of U.S. $0.92-$0.95, compared with adjusted EPS of U.S. $0.66 in the third quarter of fiscal 2012. The projected growth in EPS in the third quarter compared with the third quarter of last year reflects significantly lower cotton costs together with assumed higher unit sales volumes and more favourable product-mix for both Printwear and Branded Apparel, and increased supply chain and manufacturing efficiencies, which are projected to be partially offset by lower net selling prices for Printwear, higher selling, general and administrative expenses and higher income taxes. Net sales revenues in the third quarter are projected to be approximately U.S. $630 million.

The Company is continuing to project free cash flow in excess of U.S. $200 million in fiscal 2013. Capital expenditures are still projected to be approximately U.S. $200 million, including a total of approximately U.S. $85 million for yarn-spinning investments. The ramp-up of the Rio Nance V textile facility is now essentially complete. The Company is currently upgrading equipment at the former Anvil facility in Honduras to support its growth in more specialized performance products. Notwithstanding the Company’s decision to increase the utilization of the Anvil manufacturing facility, the ramp-up of Rio Nance I is still scheduled to begin in the fourth quarter of fiscal 2013. The Company is making further investments in its biomass facilities at Rio Nance and has begun construction of its Honduran distribution centre.

Based on its projected cash flows, and without any further uses of cash, the Company currently anticipates that it will be in a position to have substantially repaid the bank indebtedness incurred to finance both the Gold Toe and Anvil acquisitions by the end of the fiscal year. The Company’s earnings guidance does not take account of a possible charge if it is no longer economic to maintain interest rate swaps, which were entered into in 2011 when it increased its revolving bank credit facility to finance the acquisition of Gold Toe, in order to mitigate its exposure to a potential future increase in interest rates. The unrealized loss on the interest rate swaps is currently approximately U.S. $5 million. The decision whether to unwind the swaps will be based on the projected uses of the Company’s free cash flow in the second half of fiscal 2013 and in fiscal 2014.

The Company believes that it is well positioned for continuing growth in sales and earnings, as it brings capacity on-stream to support its sales growth initiatives in both operating segments. In addition, the Company is continuing to invest in manufacturing cost reduction projects and increased vertical integration, and also expects to leverage the investment which it has made in building an overhead infrastructure to drive the further development of its Branded Apparel business.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.09 per share, payable on June 10, 2013 to shareholders of record on May 16, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of April 30, 2013, there were 121,672,118 common shares issued and outstanding along with 1,199,928 stock options and 828,496 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Net sales	523.0	482.6	943.8	786.4
Gross profit	151.2	86.1	263.8	92.4
SG&A expenses	73.6	53.9	143.0	104.8
Operating income (loss)	76.9	30.5	114.7	(14.2)
EBITDA(1)	101.8	52.7	163.7	26.4
Net earnings (loss)	72.3	26.9	107.6	(19.2)
Adjusted net earnings (loss)(1)	72.7	27.8	111.8	(18.0)

Diluted EPS	0.59	0.22	0.88	(0.16)
Adjusted diluted EPS(1)	0.59	0.23	0.91	(0.15)

Gross margin	28.9%	17.8%	28.0%	11.8%
SG&A expense as a percentage of sales	14.1%	11.2%	15.1%	13.3%
Operating margin	14.7%	6.3%	12.2%	(1.8)%

Cash flows from (used in) operations	24.9	3.0	70.3	(109.4)
Free cash flow(1)	(19.6)	(20.4)	1.7	(156.3)

			March 31,	September 30,
As at			2013	2012
Inventories			625.5	553.1
Trade accounts receivable			270.7	260.6
Net indebtedness(1)			141.3	110.6
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q2 2013	Q2 2012	YTD 2013	YTD 2012

Segmented net sales:
Printwear	368.0	360.9	611.7	508.1
Branded Apparel	155.0	121.7	332.1	278.3
Total net sales	523.0	482.6	943.8	786.4

Segment operating income:
Printwear	87.3	50.1	133.2	19.3
Branded Apparel	13.4	1.1	33.1	3.6
Total segment operating income	100.7	51.2	166.3	22.9
Corporate and other(1)	(23.8)	(20.7)	(51.6)	(37.1)
Total operating income (loss)	76.9	30.5	114.7	(14.2)
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 34686877, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 10:30 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 34686877#, until Thursday, May 9, 2013 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2013 Second Quarter Management’s Discussion and Analysis dated May 1, 2013 and its unaudited condensed interim consolidated financial statements for the six months ended March 31, 2013 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under license agreements for the Under Armour® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S., and is developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 33,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, accretion from acquisitions, product-mix, selling, general and administrative expenses, earnings per share, capital expenditures, manufacturing efficiencies, selling prices, cotton costs and other manufacturing cost inputs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2012 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on a small number of key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Net earnings (loss)	72.3	26.9	107.6	(19.2)
Restructuring and acquisition-related costs	0.8	1.6	6.1	1.9
Depreciation and amortization	24.1	20.6	42.8	38.7
Financial expenses, net	1.6	2.9	3.9	4.9
Income tax expense	3.0	0.5	3.3	0.1
Equity earnings in investment in joint venture	-	0.2	-	-
EBITDA	101.8	52.7	163.7	26.4

Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and diluted earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries, that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Net earnings (loss)	72.3	26.9	107.6	(19.2)
Adjustments for:
Restructuring and acquisition-related costs	0.8	1.6	6.1	1.9
Income tax recovery on restructuring and acquisition-related costs	(0.4)	(0.7)	(1.9)	(0.7)
Adjusted net earnings (loss)	72.7	27.8	111.8	(18.0)
Basic EPS	0.60	0.22	0.89	(0.16)
Diluted EPS	0.59	0.22	0.88	(0.16)
Adjusted diluted EPS	0.59	0.23	0.91	(0.15)

Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Cash flows from (used in) operating activities	24.9	3.0	70.3	(109.4)
Cash flows used in investing activities	(44.5)	(23.4)	(71.1)	(46.9)
Adjustment for:
Business acquisition	-	-	2.5	-
Free cash flow	(19.6)	(20.4)	1.7	(156.3)

Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

		March 31,	September 30,
(in U.S.$ millions)		2013	2012
Long-term debt and total indebtedness		214.0	181.0
Cash and cash equivalents		(72.7)	(70.4)
Net indebtedness		141.3	110.6

Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	-30 -

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com